SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 Nord Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

655555 10 0
(CUSIP Number)

Ross J. Beaty
1550 – 625 Howe Street
Vancouver, British Columbia, Canada
V6C 2T6
(604) 684-1175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 655555 10 0	13D	Page 2 of 6 Pages

(1)		Name of Reporting Person Ross J. Beaty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) PF
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 68,500,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 68,500,000
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 68,500,000
(12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)		Percent of Class Represented by Amount in Row (11) 47.3%
(14)		Type of Reporting Person (See Instructions) IN

This Schedule 13D is being filed on behalf of Ross J. Beaty relating to the common stock, par value $0.01 per share (the "Common Stock"), of Nord Resources Corporation, a corporation existing under the laws of Delaware (the "Issuer").

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer.  The address of the principal executive offices of the Issuer is 1 West Wetmore Road, Suite 203, Tucson, Arizona, 85705.

Item 2.	Identity and Background

Mr. Beaty’s business address is 1550 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Mr. Beaty is a Director and Chairman of Pan American Silver Corp., a company organized in British Columbia, Canada. Pan American Silver Corp. is a silver mining company. Its principal offices are located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Mr. Beaty has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Beaty has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Beaty is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Beaty used personal funds in the amount of $10,275,000 to acquire, through his wholly-owned holding company, 864930 B.C. Ltd. (the "Holding Company"), 34,250,000 units of the Issuer (the "Units") at a price of $0.30 per Unit. Each Unit consists of one share of Common Stock and one common stock purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase an additional share of Common Stock at a price of $0.38 per share, subject to adjustment until June 5, 2012. Mr. Beaty may use personal funds in the amount of $13,015,000 to acquire, through the Holding Company, an additional 34,250,000 shares of Common Stock upon the exercise of the Warrants.

Item 4.	Purpose of Transaction

The Units were acquired for investment purposes only. Mr. Beaty does not have any current intention of acquiring ownership of, or control or direction over, any additional Common Stock, except pursuant to possible exercises of the Warrants from time to time.  Depending on market conditions and other relevant factors, Mr. Beaty may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Stock through market transactions, private agreements or otherwise.

Item 5.	Interest in Securities of the Issuer

(a)         As of the date hereof, Mr. Beaty beneficially owns the aggregate number and percentage of outstanding Common Stock set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock

Ross J. Beaty	68,500,000	47.3%

The Common Stock beneficially owned by Mr. Beaty include 34,250,000 shares of Common Stock issuable upon the exercise of the Warrants. The Warrants expire on June 5, 2012. The percentage of outstanding Common Stock in the table above is based on 144,678,919 shares of Common Stock outstanding as of November 5, 2009, and is calculated pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, which treats as outstanding all shares of Common Stock that Mr. Beaty may acquire upon the exercise of the Warrants.

(b)         Mr. Beaty, through the Holding Company, has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 68,500,000 shares of Common Stock.

(c)         On November 5, 2009, Mr. Beaty acquired ownership of 34,250,000 Units pursuant to a private placement.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Beaty does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Further, Mr. Beaty has not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

There are no other contracts, arrangements, understandings or relationships between Mr. Beaty and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2009

By:	/s/ Ross J. Beaty
Ross J. Beaty